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Quentin Collin Faust
214.659.4589 Direct
214.659.4828 Fax
qfaust@andrewskurth.com

April 13, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Digital Recorders, Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 to Registration Statement on Form S-3 File No. 333-115897

Ladies and Gentlemen:

      For your convenience, we have electronically transmitted herewith Amendment No. 2 on Form S-1 of the Company’s Registration Statement on Form S-3, File Number 333-115897 (the “Registration Statement”), which has been marked to indicate the changes effected by said amendment. In addition, we have today forwarded, by way of overnight delivery, five (5) marked copies of Amendment No. 2 c/o Derek Swanson, for the convenience of the Staff.

      Please do not hesitate to contact me with any questions. Thank you.

Very truly yours,

/s/ Quentin Collin Faust

Quentin Collin Faust

Enclosures

cc:       David N. Pilotte

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